EXHIBIT (q)

MEMORANDUM ON ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

VARIABLE UNIVERSAL LIFE INSURANCE POLICY

Description of the Issuance, Transfer and Redemption Procedures for VUL Policies Pursuant to Rule 6e-3(T) (b) (12) (iii) Under the Investment Company Act of 1940 And Method of Computing Adjustments in Payment and Cash Values Upon Conversion to Fixed Benefit Life Policies Pursuant to Rule 6e-3(T) (13) (v) (B) Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Variable Universal Life Insurance Policy (the “Policy/Policies”), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a level premium fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form N-6 for the Policies and the Separate Account through which they are issued (Reg. No. 811-09725; 333-148736).

I. Procedures Relating to Issuance of the Policy*

A. Premiums and Underwriting Standards

Minimum Monthly Premiums for GIAC’S Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Minimum Monthly Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification. In addition to a Minimum Monthly Premium, a Policy will also have a Planned Premium, which is the premium the policyowner plans to pay on a regular basis. Neither the Minimum Monthly Premium nor the Planned Premium is required to be paid, but payment of the Minimum Monthly Premium during the No Lapse Guarantee Period will keep the No Lapse Guarantee in effect during that period. The Policy will also have a Minimum to Issue Premium, which premium determines the amount necessary to put the Policy in force.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The Minimum Monthly Premium and any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders acquired by the Policyowner.

B. Application and the Processing of Policy Premium Payments

When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the Minimum to Issue Premium has been paid, and the Policy has been delivered while the insured is living.

Owners of certain convertible term life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies for the Policy. Policyowners who elect to convert to this Policy may receive a credit upon conversion consistent with our then current administrative procedures.

The Policy Date is the date as of which the insured’s age is determined. It is the date when the Policy is issued. The Policy Date is used to measure Policy Anniversaries, Policy Months, Policy Years, and Monthly Processing Dates.

GIAC will permit a Policy to be backdated, upon request, if it would allow the policyowner to qualify for a lower premium because the insured was younger on an earlier Policy Date, but only to a Policy Date not earlier than six months prior to the date the application is signed. In no event will the Policy be backdated to a date before which the Policy was available. On the Issue Date, all Monthly Deductions for the period from the backdated Policy Date to the Issue Date will be deducted. In addition, in certain circumstances, additional premium payments may be required to put a backdated policy in force.

The Net Premium amount will be allocated among the variable investment options and the fixed-rate option. The Net Premium is the premium you pay minus the premium charge, which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment in Good Order before the close of business at its Customer Service Office. After payment of the Minimum to Issue Premium, premiums may be paid at any time and in any amount subject to certain limitations. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC.

If a premium payment is cancelled or returned for insufficient funds, GIAC reserves the right to reverse the investment options chosen. The policyowner may also be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. GIAC reserves the right to refrain from allocating contributions to the selected investment options until it is notified by the bank that the check for payment has cleared.

GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to the policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning premium payment to the policyowner or contacting the policyowner for further information.

II. Procedures Relating to Transfers Among Investment Divisions

The Account is subdivided into investment divisions that correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end management investment company.

Net Premiums under the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner.

The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account’s investment divisions as often as he/she wishes. GIAC reserves the right to limit such transfers to no more frequently than once every 30 days and to charge a fee of $25 for transfers in excess of 12 in a Policy Year. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received in Good Order. Telephone transfer requests will be effective the day of receipt if the telephone call is completed not later than 4:00 p.m. Eastern Time, or the close of the New York Stock Exchange, if earlier. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.

The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Processing Date from the RS Money Market VIP Series investment division to one or more of the other investment divisions or the fixed-rate option for a minimum of 12 months. This is called dollar cost averaging. The minimum automatic transfer amount is $100 per receiving option.

The Policyowner may also elect to have his Policy Account Value automatically rebalanced to maintain a selected proportion of Policy Account Value in each of the variable investment options. Generally, the selected proportion will correspond to the policyowner’s then current premium allocation designation. There is no minimum required to take advantage of this option.

There is no charge currently for either dollar cost averaging or automatic rebalancing.

III. Procedures Relating to Redemptions under the Policy

A. Partial Withdrawals

At any time while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal. GIAC may limit the number of partial withdrawals made in a Policy Year to 12.

Any portion of a partial withdrawal that exceeds the amount eligible for a reduction-free partial withdrawal, as described below, will reduce the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Basic Sum Insured, respectively, of the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the Additional Sum Insured and the Basic Sum Insured portions, respectively, of the Initial Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of the date it receives the Policyowner’s signed written request in Good Order for a partial withdrawal as follows:

Under death benefit Option 1, the amount of a reduction-free partial withdrawal is any positive amount resulting from:

(a)	the Policy Account Value, minus

(b)	the Face Amount divided by the applicable death benefit factor set forth in the Policy.

Under death benefit Option 2, all partial withdrawals are reduction-free.

Under death benefit Option 3, the reduction-free partial withdrawal amount is the greater of:

(a)	the Policyowner’s Net Accumulated Premiums immediately prior to the partial withdrawal; and

(b)	an amount calculated as if death benefit Option 1 were in effect.

The requested partial withdrawal amount will be deducted from the Variable Investment Options specified in the Policyowner’s request as of the Business Day it is received by us, then proportionately from all other variable investment options and, finally, from the fixed-rate option. If a Policyowner requests a partial withdrawal without specifying the variable investment options from which the withdrawal should be taken, GIAC will process the withdrawal in proportion to the relative amounts in each variable investment option. Payment will typically be sent to the Policyowner within seven days of the date that GIAC received the Policyowner’s signed written partial withdrawal request in Good Order. After processing a partial withdrawal, the remaining Net Cash Surrender Value must be sufficient to cover the Monthly Deduction for three months.

B. Face Amount Decreases and Increases

The Policyowner may ask GIAC to decrease the Face Amount of his/her Policy at anytime. The minimum reduction is $5,000, unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply. The reduction will take effect on the Monthly Processing Date coinciding with or next following the date that GIAC approves the change.

GIAC will not deduct a surrender charge if the Face Amount is reduced during the first 8 Policy years. The Minimum Monthly Premium, Policy Account Value, Monthly Deductions, Target Premiums, and any benefits provided under additional benefit riders will generally decrease after a Face Amount reduction. The surrender charge and administrative charges will not change and the Policy Account Value, less Policy Debt, must never be less than zero. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied against the most recent increase, then against the next most recent increases successively, then against the Additional Sum Insured portion of the Initial Face Amount and, finally, against the Basic Sum Insured portion of the Initial Face Amount.

Effective on and after the first Policy Anniversary until the Policy Anniversary nearest the date on which the insured reaches Attained Age 70, a Policyowner may ask GIAC to increase the Face Amount of his/her Policy. The minimum increase is $25,000. The increase will take effect on the Policy Anniversary following GIAC’s receipt of the request, provided the insured is alive on that date.

The increase will be issued as a separate Policy Segment with a separate and distinct underwriting class, cost of insurance rates, surrender charges, administrative charges, premium charges, Target Premium and Minimum Monthly Premium. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Premiums will be allocated to the Initial Face Amount and each Policy Segment in amounts not to exceed the Target Premium for each on an annual basis, such that when the sum of premiums paid during the Policy Year exceeds the Target Premium for the Initial Face Amount, the premium will then be allocated to the first Policy Segment. When, in a Policy Year, the sum of premiums paid exceeds the sum of all applicable Target Premiums, the excess premium will be allocated pro-rata to the Target Premium for the Initial Face Amount and each Policy Segment.

No additional premium is required for a Face Amount increase.

C. Policy Loans

While the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. A Policy’s loan value is 98% of the Cash Surrender Value on the date that GIAC receives the Policyowner’s signed, written loan request in Good Order (which includes an assignment of the Policy) at its Customer Service Office, minus any outstanding Policy Debt as of that Business Day, minus the amount of interest that will be due on the outstanding Policy Debt and the amount to be borrowed at the next Policy Anniversary, minus the amount of the Monthly Deduction most recently made multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The sum of any outstanding Loan Amounts plus accrued, but not capitalized, loan interest is the Policy Debt. Policy loan proceeds will ordinarily be sent to the Policyowner within seven days of the date that GIAC received the loan request in Good Order. The minimum loan amount is $500.

The Policyowner may repay all or part of the Policy Debt at any time prior to the insured’s death while the Policy is in-force or within 60 days after the insured’s death if the Policy was in-force on the date of death and Policy proceeds have not yet been paid out or applied to a payment option.

When GIAC receives a loan repayment, it applies that repayment first to the payment of loan interest due but not yet capitalized then to reduce outstanding loan principal.

If Policy Debt exceeds Policy Account Value on a Monthly Processing Date, the Policy could lapse.

D. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request in Good Order together with the Policy. If the Policy has been lost, GIAC may require an affidavit to that effect. GIAC will normally mail the Net Cash Surrender Value within 7 days of the Business Day on which it received the surrender request. All insurance coverage ends upon surrender.

The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charge, minus any Policy Debt. GIAC assesses a surrender charge if a Policy is surrendered during the first 8 Policy Years or the first 8 Coverage years of a Policy Segment. This charge is described in the prospectus for the Policy.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

If Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction due on a Monthly Processing Date, and the policyowner does not make the required payment by the end of a 61-day grace period, the Policy lapses as of the end of the grace period unless the No Lapse Guarantee or the Guaranteed Coverage Rider is in effect. If the No Lapse Guarantee is in effect and the condition satisfied, the Policy will not lapse even if the Policy Account Value less Policy Debt is less than zero. If the Guaranteed Coverage Rider is in effect and the requirements met, the Policy will not lapse even if the Policy Account Value less Policy Debt is less than zero. Once the Policy lapses, the Policyowner may take steps to surrender the Policy for its Net Cash Surrender Value or, within three years of the date of lapse, reinstate the Policy. Neither the No Lapse Guarantee, nor the Guaranteed Coverage Rider can be reinstated once terminated.

E. Death Claims

GIAC will normally mail the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment.**

**	State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

The Policy provides three death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the Policyowner, on the Policy Anniversary nearest to the insured’s 121st birthday, the Policy Account Value less Policy Debt will be paid to the policyowner or his estate.

Under Option 1, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount on the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

Under Option 2, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Face Amount plus the Policy Account Value as of the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

Under Option 3, the death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Face Amount plus Net Accumulated Premiums; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

Beginning on the Policy Anniversary on which the insured is Attained Age 100, the death benefit option must be Option 1. If Option 2 or Option 3 is in effect at that time, it will automatically be changed to Option 1.

The minimum death benefit required under Section 7702 of the Internal Revenue Code is determined, at the election of the Policyowner, by either the Cash Value Accumulation Test or the Guideline Premium and Cash Value Corridor Test. This election, once made, cannot be changed. If the policyowner does not elect a test on his application, we will assume that he intended to elect the Guideline Premium Test. The minimum death benefit required on any date is the Policy Account Value on that date multiplied by the factor shown in the Table of Death Benefit Factors in the Policy.

On and after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy from Option 2 or Option 3 to Option 1, as long as the insured is alive when we make the change. No evidence of insurability is required.

The death proceeds payable to the beneficiary will include any proceeds provided by additional benefit riders, but will be reduced by any outstanding Policy Debt. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the date of death from the payable death proceeds.

GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Separate Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive.

If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Reinstating your policy

If the Policy has lapsed (and has not been surrendered it for its Net Cash Surrender Value) the policyowner may reinstate it up to three years after the Policy has lapsed. To reinstate the policy:

•	we must receive the policyowner’s signed written application for reinstatement in Good Order at our Customer Service office;

•	the insured must be alive on the date the reinstatement takes effect;

•	the policyowner must show that the insured meets our insurance requirements;

•

the policyowner must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account);

•

the policyowner must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

•	the policyowner must pay the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•

the policyowner must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction that was due on the Monthly Processing Date that was on or immediately preceding the date of lapse.

The reinstated Policy will have the same Policy Date, Face Amount and death benefit option as the Policy that lapsed.

The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the Attained Age at the time of reinstatement and the duration from the original Issue Date. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above and any loan repayment you make at the time of reinstatement.

The No Lapse Guarantee and the Guaranteed Coverage Rider will not be reinstated. The right to exchange the Policy for a level premium fixed benefit whole life policy will also not be reinstated. After the second Policy Anniversary, if this Policy lapses and is subsequently reinstated, the right to exchange the Policy for a level premium fixed benefit whole life policy will be suspended for one year from the date of reinstatement.

IV. Deferment of Benefits

Delay of Payment of Policy Proceeds and Other Transactions

Delay of Separate Account Payments and Transactions. If proceeds or transactions affect Policy Account Value in the variable investment options (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments), we may delay any transfers, loans, death benefits, or other payments when:

•	the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

•	the Securities and Exchange Commission determines that a state of emergency exists, making policy transactions impracticable,

•	when one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or

•	when required by federal laws designed to counter terrorism and prevent money laundering

Delay of General Account Proceeds and Other Transactions. If the proceeds or transactions affect Policy Account Value in the fixed-rate option, state laws permit us to delay allocations of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments for up to six months from the date of your request.

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of the Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of a Policy based on any material misstatements made to us in the application for the Policy.

In addition, federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require G1AC to reject a premium payment and/or “freeze” a policyowner’s account. If these laws apply in a particular situation, GIAC would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a policy were frozen, the policy account value would be moved to a special segregated account and held there until GIAC received instructions from the appropriate federal regulator. These laws may also require GIAC to provide information about the policyowner and his or her contract to government agencies and departments.

V. Cash Adjustment upon Exchange of Policy

The Policyowner may exchange the Policy for a permanent level premium fixed-benefit whole life insurance policy then being offered by GIAC or its affiliate, without submission of new evidence of insurability at any time prior to the insured’s Attained Age 90.

The new Policy will have a face amount not in excess of the Face Amount of the Policy being exchanged and not less than the minimum Face Amount under GIAC’s or its affiliate’s rules. The new policy will have the same Policy Date, and the insured’s age will be retained for the new policy. The underwriting class of the new policy will be comparable to the underwriting class of the most recent Policy Segment. This exchange privilege is designed to permit a Policyowner to opt out of this Policy, which provides benefits that vary with investment results, in order to obtain a similar policy that provides a fixed benefit. The exchange may result in a cost or credit to be paid. The cost or credit will reflect any differences in cash values and premiums (less any withdrawals) between the exchanged portion of the Policy and the new policy.

On or before the fifth Policy Anniversary, the exchange cost or credit is calculated using the following values where:

(a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) applicable to the Face Amount exchanged accumulated at an annual interest rate of 6%; and

(b) is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date applicable to the Face Amount exchanged.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either of (a) or (b) is, or both (a) and (b) are, greater than zero, the policyowner must pay an exchange cost to the issuing company. If both (a) and (b) are less than zero, the issuing company will pay an exchange credit to the policyowner. The exchange cost is the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

After the fifth Policy Anniversary, the exchange cost or credit is equal to the cash value of the new policy less this Policy’s Net Cash Surrender Value on the exchange date.

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If the Policy is issued in Florida or New York, the policyowner will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable.